UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

McCORMICK & COMPANY, INCORPORATED
(Name of Issuer)

Common Stock
  (Title of Class of Securities)

579780206
  (CUSIP Number)

Jeffery D. Schwartz
c/o McCormick & Company, Incorporated
24 Schilling Road, Suite 1
Hunt Valley, Maryland 21031
(410) 771-7301

with a copy to:

Alan L. Dye
C. Alex Bahn
Hogan Lovells US LLP
555 13th Street, NW
Washington, DC  20004
202-637-5600
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2022
  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	579780206	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Lawrence E. Kurzius

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

PF/OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER *

1,420,539

	8	SHARED VOTING POWER *

-0-

	9	SOLE DISPOSITIVE POWER *

1,420,539

	10	SHARED DISPOSITIVE POWER *

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,420,539

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

7.5%

14		TYPE OF REPORTING PERSON (See Instructions)

IN

    * See Item 5.
_______________________
Explanatory Note
This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D (the “Initial Schedule 13D”) originally filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2020, by Lawrence E. Kurzius (the “Reporting Person”), as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1” and, together with the Initial Schedule 13D, the “Schedule 13D”) filed with the Commission on February 10, 2021.  Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer

(a)
As of the date hereof, the Reporting Person beneficially owns, in aggregate, 1,420,539 shares of Common Stock, representing 7.5% of the Issuer’s outstanding shares of Common Stock.  The Reporting Person’s beneficial ownership consists of 1,187,607 shares of Common Stock that may be acquired within 60 days of the date hereof pursuant to the exercise of vested stock options and shares of Common Stock held in a trust controlled by an independent trustee which the Reporting Person may reacquire within 60 days.

(b)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 1,420,539

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: 1,420,539

(iv)	Shared power to dispose or direct the disposition: -0-

(c)
The Reporting Person has effected no transactions in the Common Stock within the past sixty days, except as previously reported on Forms 4 filed with the Commission as follows: (i) on January 10, 2022, the Reporting Person acquired 115.803 shares of Common Stock underlying phantom stock in the Issuer’s deferred compensation program, (ii) on January 24, 2022, the Issuer awarded the Reporting Person 81,208 shares of Common Stock pursuant to the Issuer’s Long-Term Incentive Program (LTIP) for the three year performance cycle beginning on December 1, 2018 and ending on November 30, 2021, of which 39,224 shares were withheld for taxes, (iii) on January 28, 2022 the Reporting Person exercised stock options to purchase 8,400 shares of Common Stock at an exercise price of $35.55, which shares the Reporting Person sold that same day in an open market transaction at a price of $98 per share, and (iv) on January 31, 2022, the Reporting Person exercised stock options to purchase 90,000 shares of Common Stock at an exercise price of $35.55, which shares the Reporting Person sold that same day in an open market transaction at a price of $100.0851 per share.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2022

Lawrence E. Kurzius
By:	/s/ Lawrence E. Kurzius